UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of August 2012

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                         No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

PRESS RELEASE
Paris, August 2, 2012

FIRST HALF 2012 RESULTS

Deployment of strategic plan: €109M in identified annual gross cost savings in relation to Convergence and 60% of the 2012-2013 divestment program already signed or completed

Additional measures to be taken to address the degradation of the economic environment

Net income of €153M

Free Cash Flow of €348M

2012-2013 objectives confirmed

Key figures for the first half of 2012

●	Revenue: €14.8 billion	●	Divestments: €1,626 million*
●	Adjusted operating cash flow: €1,383 million	●	Positive free cash flow: +€348 million
●	Adjusted operating income: €631 million	●	Net financial debt: €14.7 billion
●	Net income: €153 million
*Excluding the proceeds from the divestment of U.S. Solid Waste operations, which is expected to be finalized during the second half 2012

Antoine Frérot, Veolia Environnement Chairman and Chief Executive Officer indicated: “Throughout the first half of 2012 we have progressed on the deployment of the strategic plan presented at our December 6, 2011 Investor Day, in particular the divestment program, the transformation of our organization and cost reductions.  First half 2012 revenue increased, despite the deterioration of the economic environment, in particular in Italy and in France, which weighed on the Company’s results. In this difficult context, we have decided to increase our cost reduction efforts and reduce investments.  These additional measures allow the Company to confirm its 2012-2013 objectives and the outlook for the New Veolia.”

Key facts:

•	Implementation of the strategic plan as planned

•	Divestment program already 60% completed or signed by the end of July

•	2012 annual projected gross cost savings are ahead of plan at €109 million, with a net positive impact on operating income of €27 million for the six months ended June 30, 2012

•	Results were impacted by the degradation of economic conditions in Italy, which weighed on Dalkia operations and the economic slowdown

•	In complement to the strategic plan, the Company is launching additional measures to address the deterioration of the economic environment:
o	Reduction of investments by €500 million in 2012-2013
o	Objective of gross cost reductions to €270 million (+€50 million) in 2013 and to €500 million (+€50 million) in 2015

Activity

Revenue increased 1.6% at constant consolidation scope and exchange rates (+3.3% at current consolidation scope and exchange rates) to €14,781 million versus re-presented €14,304 million for the first half of 2011. In the Water division, revenue grew 5.2% at constant consolidation scope and exchange rates during the first quarter, but registered a 0.3% decline in the second quarter, which was negatively impacted by lower water volumes sold in France. In the Environmental Services division, initial signs of an economic slowdown weighed on second quarter revenue, with a 5.7% decline in revenue at constant consolidation scope and exchange rates, versus a 1.1% decline in the first quarter.  In the Energy Services division, growth continued in the second quarter, driven by higher energy prices.

Adjusted operating cash flow declined 9.7% (-10.6% at constant exchange rates) in the first half of 2012 to €1,383 million compared to re-presented figures in the first half of 2011 due to:
•
in Italy, the degradation of economic conditions which made it impossible to continue the normal receivables securitization program and resulted in a receivables write-down and additional accrued charges in Dalkia amounting to €88.7 million,

•	contractual erosion in the Water division in France,
•	lower recycled raw material prices and waste volumes in the Environmental Services division.

The combined contribution of the Efficiency Plan and the Convergence Plans during the first half of 2012 was €102 million, net of implementation costs.

Adjusted operating income declined 26.3% (-26.7% at constant exchange rates) to €631 million, compared to re-presented figures in the first half of 2011.

Excluding the difficulties in Dalkia Italy, adjusted operating cash flow would have declined 4.8% at constant exchange rates and adjusted operating income would have declined 16.3% at constant exchange rates.

Operating income increased substantially to €523 million, versus re-presented €180 million in the first half of 2011, given that the first half of 2011 recorded re-presented asset impairments of €676 million.

Net income from discontinued operations was €246 million, including notably the capital gain of €234M, net of transaction costs, related to the divestment of the U.K. regulated water operations.

Net income amounted to €153 million versus -€67 million for the first half of 2011. Adjusted net income amounted to €8 million versus re-presented €149 million in the first half of 2011.

The company generated positive free cash flow of €348 million in the first half of 2012.  Net financial debt at June 30, 2012 amounted to €14,693 million versus €14,764 million at June 30, 2011. Net financial debt includes over the last twelve months a significant negative currency impact.  At the end of 2012, net financial debt should benefit from a seasonal improvement in working capital, and the continued progress of the divestment program, notably the expected divestment of the U.S. Solid Waste operations.

Accelerated implementation of strategic plan

The company continues to move forward in the deployment of the strategic plan presented at the end of 2011

During the second quarter, the Convergence Plan was presented to nearly 3,000 managers throughout the Company. The first cost savings measures were launched and as of the six months ending June 30, 2012 annual gross cost savings of €109 million for 2012 have been identified.  The aforementioned savings would have a full year impact of €130 million in 2013. Several programs which will drive increased cost savings in 2014 and 2015 are in the process of being launched.

With respect to the divestment portion of the Company’s strategic plan, 60% of the €5 billion divestment program for 2012-2013 has been completed or signed by the end of the month of July.  These include the divestment of the regulated Water operations in the United Kingdom and the signature of an agreement to sell the U.S. Solid Waste operations, both of which were achieved at satisfying valuations and should contribute to a significant amount of capital gains.

 Launch of additional measures to address the deterioration of the economic environment

•	Reduction of investments by €500 million in 2012-2013
•	€50 million in additional targeted gross cost reductions, with an increase to €270 million in 2013 and to €500 million in 2015

The Company maintains the objectives announced during its December 6, 2011 Investor Day.

VEOLIA ENVIRONNEMENT FIRST HALF 2012 RESULTS

The first half of 2012 was marked by:

•
a deterioration in the economic environment starting in April 2012, with weakness in certain industrial sectors weighing on the activities of the Environmental Services division, particularly in France, the United Kingdom and Germany,

•
an economic and financial situation that remains difficult in Southern Europe and particularly tension within the receivables refinancing market in Italy, which impacted our receivables securitization program. Within this context, the Group recognized receivables write-downs and additional accrued charges in adjusted operating income in the total amount of €88.7 million in Italy in the Energy Services division,

•	significant exchange rate fluctuations relative to the euro .

Faced with these difficulties, the Group accelerated the implementation of its strategy through a vast transformation program:

ACCELERATION OF THE IMPLEMENTATION OF THE VEOLIA ENVIRONNEMENT STRATEGIC PLAN

Change in governance

Three new directors joined the Veolia Environnement Board of Directors: Mrs. Nathalie Rachou, Mrs. Maryse Aulagnon and Mr. Jacques Aschenbroich.

As part of the acceleration of the implementation of Veolia Environnement’s strategic plan, the composition of the Executive Committee was tightened around Antoine Frérot.

Transformation of the organizational structure and cost reduction measures through the Convergence Plan

Following the change in the composition of the Executive Committee in the first half of 2012, the Group’s transformation and cost reduction program was accelerated. More than 3,000 executives were met between February and June. 19 priority transverse projects and 325 validated projects were launched across all of the Group’s businesses and geographical areas. 258 Convergence 1 projects were launched and should enable over €100 million in cost savings in 2012, before implementation costs.

Business restructuring plan

Overall, industrial and financial divestitures (including share capital increases subscribed to in respect of non-controlling interests and transactions with non-controlling interests) totaled €1,626 million in the half-year ended June 30, 2012.

On June 28, 2012, the Group announced the signature of a contract between Veolia Water UK, a wholly-owned subsidiary of Veolia Environnement, and Rift Acquisitions Limited, for the sale of its regulated water activities in the United Kingdom, based on an enterprise value of £1.2 billion (€1.5 billion). Following completion of this transaction, Veolia Environnement's debt was reduced by €1,517 million. Veolia Environnement will retain, in addition to its non-regulated water business, a 10% stake in the regulated water divested business for a period of at least 5 years. This 10% stake was consolidated by equity method as of June 30, 2012.
This transaction generated a capital gain of €233.8 million (net of transaction costs) recognized in discontinued operations.

On July 19, 2012, the Group signed an agreement with Highstar for the sale of Veolia’s Solid Waste activities in the United States in the Environmental Services division, based on an enterprise value of US$1,909 million (€1,561 million at the July 17, 2012 exchange rate). This activity has been classified in discontinued operations since March 31, 2012.

Together with its partner, the Caisse des Dépôts et Consignations, Veolia Environnement continues to prepare for its withdrawal from Veolia Transdev, tailoring its industrial strategy, target balance sheet structure and refinancing strategy.

In addition, the Group continues to negotiate the sale of smaller-sized businesses

Pursuant to the implementation of the Company’s divestiture program, certain assets were adjusted to fair value in the amount of €228.2 million including €145.2 million in operating income of which €37.4 million was also recorded in adjusted operating income, and €83.0 million recorded in net income from discontinued operations, with respect to Veolia Transdev.

COMMERCIAL AND DEVELOPMENT ACTIVITY

Revenue (€ million)
Half-year ended June 30, 2012	Half-year ended June 30, 2011 re-presented (*)	% change 2012/2011	Internal growth	External growth	Foreign exchange impact
14,780.7	14,303.9	3.3%	1.6%	0.2%	1.5%

Veolia Environnement’s consolidated revenue increased 3.3% (+1.6% at constant consolidation scope and exchange rates) to €14,780.7 million versus re-presented revenue of €14,303.9 million for the half-year ended June 30, 2011. In the quarter ended March 31, 2012, the Company reported consolidated re-presented revenue of €7,851.1 million, up 4.9% (+3.5% at constant consolidation scope and exchange rates). Second quarter 2012 consolidated revenue grew 1.6% (-0.4% at constant consolidation scope and exchange rates) mainly due to a degradation of the economic environment.

The impact of changes in consolidation scope on revenue for the half-year ended June 30, 2012 includes €33 million in respect of targeted acquisitions and divestitures carried out in 2012 and 2011, of which -€73.4 million in the Water division (primarily the impact of the divestiture of certain operations in Asia), -€23.2 million in the Environmental Services division (impact of the divestiture of Belgian operations), €113.6 million in the Energy Services division (relating primarily to the acquisition of the Warsaw district heating network in October 2011).

At constant consolidation scope and exchange rates, first-half 2012 revenue increased 1.6% compared to re-presented first-half 2011 revenue. This increase is principally explained by:
•
   in the Water division, the favorable effects of indexation in France and price increases and scope extensions in Central and Eastern Europe, the strong performance of Operations activities in Asia and the growth of Technologies and Network industrial activities,

•
   the increase in energy prices (impact of €154.4 million compared to the half-year ended June 30, 2011) combined with more favorable weather conditions compared to the first six months of 2011 in the Energy Services division.

These effects were partially offset by contractual erosion in the Water division in France and by the slight drop in Environmental Services division revenue, attributable primarily to the difficult macroeconomic environment particularly in the United Kingdom and France, which impacted commercial waste collection volumes and by lower prices for recycled raw materials (mainly in France and Germany).

Revenue generated outside France for the half-year ended June 30, 2012 totaled €8,785.1 million, or 59.4% of total revenue, similar to re-presented figures for the half-year ended June 30, 2011.

The foreign exchange impact of €210.7 million primarily reflects the appreciation of the U.S. dollar compared to the euro in the amount of €65.9 million, the pound sterling in the amount of €58.4 million, the Chinese renminbi yuan in the amount of €45.5 million, the Australian dollar in the amount of €37.0 million and the Japanese yen in the amount of €22.3 million, offset by the depreciation of the Czech crown in the amount of -€19.9 million and the Polish zloty in the amount of -€18.3 million.

Commercial Activity

The Company continued its expansion in the first half of 2012, achieving a number of commercial successes related to enhanced and refined offerings, including the following:

•
SIAAP (Syndicat Interdépartemental pour l’Assainissement de l’Agglomération Parisienne, the interdepartmental wastewater authority for the Greater Paris area) chose OTV, a subsidiary of Veolia Water Solutions & Technologies, to head the consortium that was awarded the contract to renovate the Seine Aval biological wastewater treatment plant in Achères. This contract is expected to generate estimated cumulative revenue of €196 million (portion attributable to OTV);

•
The New York City Department of Environmental Protection (DEP) awarded a performance and consulting contract to Veolia Water to aid the optimization of public water and wastewater services for 4 years. This contract is expected to generate estimated cumulative revenue of $36 million;

•
The Greater Dijon joint district authority appointed Dalkia to design, build and operate its new heating network, as part of a public service management contract, for a period of 25 years. As much as 80% of the network’s energy needs will come from renewable resources. Estimated cumulated revenue is expected to total €200 million;

•
The European Investment Bank awarded Dalkia the contract for technical and energy systems management of over 180,000m2 of its office space in Luxembourg. The 4-year contract covers four buildings and includes an ambitious objective for carbon footprint reduction. The total estimated cumulative revenue of this contract is €32 million;

•
Veolia Water, via its subsidiary Veolia Water Japan, was awarded three contracts for the operations and maintenance of drinking water and wastewater treatment facilities, which will service the needs of 1,215,000 people in Japan. Estimated cumulative revenue of these contracts is €49 million, for a maximum duration of 5 years;

•
Veolia Water, via Orange City Water (a joint venture with Vishvaraj Environment Ltd, one of India’s leading civil engineering and services companies) was awarded the drinking water service operation and maintenance contract by the city of Nagpur for 25 years. Estimated cumulated revenue of this contract is expected to total €387 million (Group part).

•
Veolia Water was awarded a contract by the Indian public authority in charge of water and wastewater services in the capital New Delhi, to design, build and operate the new Nilothi Wastewater Treatment Plant. This 13-year contract covers an initial two-year construction phase, followed by an 11-year operation and maintenance phase.  The total estimated cumulative revenue of this contract is €40 million;

•
The European Parliament selected Dalkia to manage the technical and energy systems of its real-estate assets.  This new contract represents an estimated cumulative revenue of more than €120 million  over the length of the contract (six years, on the basis of a 12-month contract that can be automatically renewed five times);

•
The Centre National d'Art et de Culture Georges Pompidou (known more informally as the Pompidou Center) awarded Dalkia the renovation of its air conditioning system.  The aim is to make a significant improvement in the Center's energy and environmental performance. These renovations, which begin in June 2012, will improve the electric and thermal performance and the heating, cooling and humidity needs for the center's 100,000m2 surface area and is expected be completed in 2015. The estimated cumulative revenue of this contract is roughly €25 million;

•
Veolia Environmental Services, in partnership with a Chinese company working in the same sector, has obtained the concession for a hazardous waste treatment center in Changsha, the capital of Hunan province. The estimated cumulative revenue of this 25-year concession is €320 million (at 100%);

•
The city of Iasi in Romania awarded Dalkia the operation of the city's district heating network for 20 years.  This public service management contract involves the generation, transmission, distribution and supply of heating and is expected to generate estimated cumulated revenue of €600 million.

Operational performance

In 2012, the Company benefited from the positive impact of restructuring measures implemented in 2011 and the termination of contracts stemming from the acceleration of the Group’s restructuring in 2011. Nonetheless, challenges remain in Italy in respect of the financing of public debt. In addition, as a result of the current divestiture program, fair value adjustments and capital gains were recognized in the financial statements for the first half of 2012. These impacts can be summarized as follows.

(€ million)	Adjusted operating cash flow	Adjusted operating income	Operating income	Net income attributable to owners of the Company
Continuation of restructuring measures and write-downs	(88.7)	(88.7)	(88.7)	(58.5)
Fair value adjustments	(16.3)	(37.4)	(145.2)	(221.2)
Capital gains	-	-	-	233.8
TOTAL	(105.0)	(126.1)	(233.9)	(45.9)

Adjusted operating cash flow declined 9.7% (-10.6% at constant exchange rates) to €1,383.5 million for the half-year ended June 30, 2012, compared to re-presented €1,532.4 million for the half-year ended June 30, 2011. The adjusted operating cash flow margin fell 1.3 points to 9.4%, compared to re-presented 10.7% for the half-year ended June 30, 2011.

As of June 30, 2012, in the context of a difficult environment for the financing of Italian public debt and the securitization of Italian receivables, a write-down of these receivables was recorded in the amount of €88.7 million in the Energy Services division. Excluding this write-down, adjusted operating cash flow fell 3.9% (-4.8% at constant exchange rates) to €1,472.2 million.

The decrease in adjusted operating cash flow in the first half of 2012 was impacted by:
•	the decline in the Water division’s operational performance, attributable chiefly to contractual erosion in France,
•	the adverse price differential impacting recycled raw materials in France and Germany,
•	a difficult macro-economic context, particularly in the United Kingdom, France and Germany impacting the Environmental Services division,
•
the difficult environment for the financing of Italian public debt and the securitization of Italian receivables, and, more particularly, the write-down of said receivables in the amount of €88.7 million in the Energy Services division.

By contrast, adjusted operating cash flow benefited from:
•	growth in Water division activities in Central and Eastern Europe due to price increases in Romania, Slovakia and the Czech Republic,
•	the increase in activity with industrial customers in the Technologies and Networks business in the Water division.

The Company’s Efficiency Plan and Convergence Plans resulted in €102 million in savings, net of implementation costs, of which €34 million was associated with Convergence.

The positive foreign exchange impact of €14.4 million on adjusted operating cash flow primarily reflects the appreciation of the U.S. dollar against the euro in the amount of €4.5 million, the pound sterling in the amount of €5.4 million and the Chinese renminbi yuan in the amount of €9.6 million, partially offset by the depreciation of Eastern European currencies (Czech Republic and Poland) in the amount of -€8.3 million.

Adjusted operating income declined 26.3% (-26.7% at constant exchange rates) to €630.9 million for the half-year ended June 30, 2012, compared to re-presented €855.6 million for the half-year ended June 30, 2011,  primarily due to:
•	the decrease in adjusted operating cash flow
•
an increase in depreciation and amortization of €34.8 million compared to re-presented June 30, 2011,  primarily due to changes in consolidation scope such as the acquisition of the Warsaw district heating network in the Energy Services division,

•	capital gains on industrial and financial divestitures of €3.4 million for the half-year ended June 30, 2012, compared to re-presented €4.6 million for the half-year ended June 30, 2011.

Excluding write-downs relating to the continuation of restructuring measures in Italy in the Energy Services division, adjusted operating income fell 15.9% (-16.3% at constant exchange rates) to €719.6 million.

The adjusted operating income margin fell from 6.0% for the half-year ended June 30, 2011 to 4.3% for the half-year ended June 30, 2012. Excluding the write-downs relating to the continuation of restructuring measures in Italy in the Energy Services division, adjusted operating income margin would amount to 4.9% for the half-year ended June 30, 2012.

Operating income amounted to €523.1 million for the half-year ended June 30, 2012, compared to re-presented €179.9 million for the half-year ended June 30, 2011.
In addition to the change in adjusted operating income described above, the increase in operating income reflects:
•
impairment losses on goodwill of €107.8 million, primarily relating to the Group’s non-regulated activities in the United Kingdom in the Water division in the amount of €55.8 million, activities in Estonia in the Energy Services and Environmental Services divisions and renewable energy activities in the “Other" operating segment, compared to €500.4 million in the half-year ended June 30, 2011;

•
the decrease in net charges to operating provisions which totaled €23.7 million for the half-year ended June 30, 2012 compared to re-presented €167.6 million for the half-year ended June 30, 2011. Net charges to operating provisions for the half-year ended June 30, 2011 included asset impairments of €150 million in respect of non-current assets in Italy, classified as a special item.

Selling, general and administrative expenses (SG&A) totaled €1,787.5 million for the half-year ended June 30, 2012, compared to re-presented €1,799.0 million for the half-year ended June 30, 2011. The ratio of SG&A costs to revenue was therefore 12.1% for the half-year ended June 30, 2012, compared to re-presented 12.6% for the half-year ended June 30, 2011.
SG&A expenses fell 0.6% compared to the first half of 2011. They include costs relating to the implementation of cost reduction plans of €35.1 million of which €7.5 million in costs associated with the early termination of leaseholds and €15 million in costs associated with redundancies in headquarters in France.

Net income

Net finance costs increased €15.7 million to €361.7 million for the half-year ended June 30, 2012, compared to re-presented €346.0 million for the half-year ended June 30, 2011, while average net financial debt increased from €14.8 billion as of June 30, 2011 to €15.1 billion as of June 30, 2012.
The decrease in net financing rate (defined as the ratio of net finance costs excluding fair value adjustments to instruments not qualifying for hedge accounting, to average monthly net financial debt for the period) from 5.32% in the first-half of 2011 to 5.03% in the first half of 2012, is primarily due to:
•	lower short-term euro rates, and
•	active management of debt (including management of liquidity costs).
This increase in net finance costs is mainly due to the cost of early redemption of the U.S. private placement.

Income tax expense amounted to €151.9 million for the half-year ended June 30, 2012, compared to €177.2 million for the half-year ended June 30, 2011, excluding the impairment of the deferred tax assets of the France tax group as of June 30,2011.

The tax rate for the half-year ended June 30, 2012 was 30.6%, after adjustment for one-off items, and primarily impairment of goodwill and assets not deductible for tax purposes or for which the tax deduction could not be taken into account due to tax projections for the subsidiaries concerned.

The share of net income of associates was €10.3 million for the half-year ended June 30, 2012, compared to €5.6 million for the half-year ended June 30, 2011.

Net income from discontinued operations was €245.7 million for the half-year ended June 30, 2012, compared to €460.1 million for the half-year ended June 30, 2011.

Net income from discontinued operations mainly reflects the following amounts in the half-year ended June 30, 2012:
•	the result of the regulated water activities in the United Kingdom as of June 30, 2012, including capital gains of €233.8 million, net of transaction costs,
•	the reclassification of the net income and expenses of solid waste activities in the United States in the Environmental Services division, in the course of divestiture,
•
the reclassification of Veolia Transdev net income and expenses (Group share) to “net income from discontinued operations,” excluding the activities of Société Nationale Maritime Corse Méditerranée (SNCM), in connection with the progressive withdrawal from Veolia Transdev announced on December 6, 2011,

•	the additional impairment loss recorded on Veolia Transdev that amounted to €83 million,
•	the reclassification of the net income and expenses of “Citelum” urban lighting activities in the Energy Services division, in the course of divestiture.

Net income attributable to non-controlling interests was €78.9 million for the half-year ended June 30, 2012, compared to €35.8 million for the half-year ended June 30, 2011. It concerns notably the non controlling interest of Water subsidiaries (€61.4 million), of Environmental Services subsidiaries (€12.8 million), of Energy services subsidiaries (€15.8 million) and the other operating segment (-€11.1 million).

The change in net income attributable to non-controlling interests was mainly attributable to EDF’s share in Dalkia (affected as of June 30, 2011 by impairments recorded by the Energy Services division in Southern Europe).

The net income attributable to owners of the Company was €153.1 million for the half-year ended June 30, 2012, compared to a re-presented net loss of €67.2 million for the half-year ended June 30, 2011. Adjusted net income attributable to owners of the Company was €7.6 million for the half-year ended June 30, 2012, compared to €149.5 million for the half-year ended June 30, 2011, re-presented for discontinued operations.

Given the weighted average number of shares outstanding of 505.5 million as of June 30, 2012 (basic and diluted) and 487.0 million as of June 30, 2011 (basic and diluted), earnings per share attributable to owners of the Company (basic and diluted) was €0.30 for the half-year ended June 30, 2012, compared to -€0.14 for the half-year ended June 30, 2011. Adjusted net income per share attributable to owners of the Company (basic and diluted) was €0.02 for the half-year ended June 30, 2012, compared to re-presented €0.39 for the half-year ended June 30, 2011.

Cash Flows

Operating cash flow before changes in working capital totaled €1,581,5 million for the half-year ended June 30, 2012, including adjusted operating cash flow of €1,383.5 million (compared to re-presented €1,532.4 million for the half-year ended June 30, 2011), operating cash flow from financing activities of €20.3 million (compared to re-presented €8.5 million for the half-year ended June 30, 2011) and operating cash flow from discontinued operations of €176.7 million (compared to re-presented €190.9 million for the half-year ended June 30, 2011).

The Company continues to apply selective investment criteria, while maintaining industrial investments as required by contractual terms or required maintenance.

Gross investments amounted to €1,348 million  for the half-year ended June 30, 2102 compared to €1,199 million for the period ending June 30, 2011, including €440 million in maintenance investments, €576 million in growth investments, €186 million in financial investments and €146 million in new operating financial assets.

At the same time the Company completed industrial and financial divestments in the amount of €1,626 million versus €1,048 million in the first half of 2011 and received €200 million in repayments from operating financial assets.

Free cash flow for the half-year ended June 30, 2012 (after payment of the dividend) was +€348 million, compared to +€155 million for the half-year ended June 30, 2011.
The change in free cash flow between December 31, 2011 and June 30, 2012 reflects:
•	the implementation of the divestiture program, which contributed €1,626 million to the reduction in Group net debt,
•	control of maintenance investments in the first half of 2012 and a selective policy for growth investment,
•	the decline in operating cash flow before changes in working capital,
•
seasonal movements in working capital, as well as contractual changes in the Water division in France, a degradation of financing conditions in the Energy Services division in Southern Europe compensated by securitization of receivables in France, and

•	an increase in cash dividends compared to the first half of 2011: €330 million in the first half of 2012, compared to €203 million in the first half of 2011.

Net financial debt totaled €14,693 million as of June 30, 2012, compared to €14,730 million as of December 31, 2011, including an unfavorable foreign currency impact of -€269 million at June 30, 2012.

OBJECTIVES AND OUTLOOK

For the period 2012-2013, Veolia Environnement’s objective is:
•	to sell €5 billion in assets,
•	to reduce its net financial debt below €12 billion,1,
•
gross cost reductions of €270 million and net cost reductions of €170 million to benefit operating income in 2013, an increase compared to  initial objectives of €220 million and €120 million, respectively given changes in the economic environment,

•	and pay a dividend in 2013 of €0.70 per share, in respect of fiscal year 2012.

After 2013, the Company aims, mid-cycle,:
•	for organic revenue growth of over 3% per year,
•	a growth in adjusted operating cash flow of over 5% per year,
•	a debt leverage ratio (net financial debt/(Operating cash flow before changes in working capital + principal payments on operating financial assets) of 3.0x 2,
•	gross cost reductions of €500 million and net cost reductions of €470 million to benefit operating income in 2015, versus an initial objective of €450 million and €420 million, respectively,
•	and a return to a dividend payout ratio in line with the Company’s historical average.

In conclusion, Veolia Environnement confirms its objectives.

________________________________
1 Excluding foreign exchange rate impact
2 +/- 5%

APPENDICES
RESULTS BY DIVISION

Water

Revenue (€ million)
Half-year ended June 30, 2012	Half-year ended June 30, 2011, re-presented	% change 2012/2011	Internal growth	External growth	Foreign exchange impact
6,095.3	5,927.4	2.8%	2.3%	-1.2%	1.7%

The increase in Water division revenue at constant consolidation scope and exchange rates can be attributed both to the favorable effects of indexation in France and price increases in Central and Eastern Europe, the strong performance of Operations activities in Asia and the growth of Technologies and Networks industrial activities.

Water division revenue was negatively impacted in the first half of 2012 by divestitures realized in 2011 (essentially the impact of the reorganization of Asian activities).

•	Operations revenue declined slightly by 0.5% (+0.2% at constant consolidation scope and exchange rates).
o
In France, the slight increase of 0.1% in revenue (+0.7% at constant consolidation scope) benefited from the effects of favorable indexation. This impact did not completely offset the continued decline in volumes sold compared to 2011 (of approximately 2% in the first half of 2012 compared to the first half of 2011), which was particularly significant due to weather conditions in the second quarter of 2012 and the effect of contract renegotiations.

o
Outside France, revenue fell slightly by 0.8% (-0.1% at constant consolidation scope and exchange rates). In Europe, growth was based on the good performance recorded in Central and Eastern Europe (favorable price impact in the Czech Republic and scope extensions in existing operations in Romania), despite the fall in volumes sold. Revenue in the Asia-Pacific region increased 1.5% (down 3.5% at constant consolidation scope and exchange rates). Revenue increased in China due to growth in volumes and the continuation of the price increase process (particularly in Tianjin Shibei and Shenzen), and despite the decline in construction revenue and the slowdown of volumes sold to industrial clients. In the rest of Asia, the progression of construction activities in Korea partially offset a decline in Australia attributable to the end of the Adelaide contract. In the United States, the 2.5% decline (-9.9% at constant consolidation scope and exchange rates) was attributable mainly to the end of the Indianapolis contract in August 2011.

•
Technologies and Networks revenue grew 11.1% (+7.7% at constant consolidation scope and exchange rates). Revenue benefited from the growth in industrial client activity, primarily in the Design and Build sector, and the progress of work on the Hong Kong sludge incinerator, together with Sade’s international expansion.

(€ million)	Half-year ended June 30, 2012	Half-year ended June 30, 2011, re-presented	Δ at current exchange rates	Δ at constant exchange rates
Adjusted operating cash flow	633.3	699.3	-9.4%	-10.2%
Adjusted operating cash flow margin	10.4%	11.8%
Adjusted operating income	352.5	434.6	-18.9%	-19.5%
Adjusted operating income margin	5.8%	7.3%

Adjusted operating cash flow declined 9.4% (-10.2% at constant exchange rates) to €633.3 million for the half-year ended June 30, 2012, compared to re-presented €699.3 million for the half-year ended June 30, 2011.

The adjusted operating cash flow margin (ratio of adjusted operating cash flow to revenue) decreased from re-presented 11.8% for the first half of 2011 to 10.4% for the first half of 2012. It was negatively impacted by downward pressure on margins on the renewal of contracts in France.

Adjusted operating cash flow derived from Operations activities declined 11.4% or –12.2% at constant exchange rates.

In France, the decline in adjusted operating cash flow was attributable to the negative effects of contractual erosion, in a context of declining volumes sold compared to the first half of 2011.

Outside France, adjusted operating cash flow benefited from favorable activity trends in Central and Eastern Europe, driven by price increases in Romania, Slovakia and the Czech Republic. These impacts were offset by changes to the Berlin contract and the write-down of receivables in the United Kingdom, which negatively affected adjusted operating cash flow.

Finally, the adjusted operating cash flow of the Technologies and Networks business grew in line with the increase in activity with industrial customers.

The impact of the Efficiency and Convergence Plans was €46 million for the half-year ended June 30, 2012, of which €17million was associated with Convergence.

Adjusted operating income declined 18.9% (-19.5% at constant exchange rates) to €352.5 million for the half-year ended June 30, 2012, compared to re-presented €434.6 million for the half-year ended June 30, 2011. In addition to the decrease in adjusted operating cash flow, the Water division’s adjusted operating income was negatively impacted, in particular, by charges to operating provisions, including a provision related to the demand of the German Cartel Office to reduce drinking water prices in Berlin, of €16 million.

Net charges to depreciation and amortization totaled €260.8 million for the half-year ended June 30, 2012, compared to re-presented €237.7 million for the half-year ended June 30, 2011; the increase is primarily due to expansions in Central and Eastern Europe.

Accordingly, the adjusted operating income margin (adjusted operating income/revenue) fell from re-presented 7.3% for the first half of 2011 to 5.8% for the first half of 2012.

Environmental Services

Revenue (€ million)
Half-year ended June 30, 2012	Half-year ended June 30, 2011 re-presented	% change 2012/2011	Internal growth	External growth	Foreign exchange impact
4,481.9	4,553.6	-1.6%	-3.5%	-0.5%	2.4%

Environmental Services division revenue in the first half of 2012 posted a slight decline of -1.6% (-3.5% at constant consolidation scope and exchange rates). This variation is mainly due to:
•	a challenging macroeconomic environment and, in particular, a slowdown in growth in the second quarter combined with lower recycled raw materials prices,
•	the implementation of restructuring in certain geographies.

In France, revenue increased 1.5% (+0.9% at constant consolidation scope) due to growth in certain activities, particularly hazardous waste, which combined with higher service prices were offset by the impact of lower recycled raw materials prices (paper/cardboard and scrap metal).

Outside France, revenue declined 3.4% (-6.2% at constant consolidation scope and exchange rates).  Revenue in Germany declined 10.8% (-12.6% at constant consolidation scope) due to lower waste volumes and prices, as well as the effects of increased competition in the industrial sector.  Revenue in the United Kingdom declined 2.4% (-7.4% at constant consolidation scope and exchange rates) due to lower PFI construction revenue and structural decline in landfilled waste volumes, all within a difficult macroeconomic environment. In North America, revenue growth of 9.6% (+1.7% at constant consolidated scope and exchange rates) was driven by growth in hazardous waste activities. In Asia Pacific, revenue increased 9.4% (+1.2% at constant scope and exchange rates) due to the favorable impact of the Landfill tax in Australia.

(€ million)	Half-year ended June 30, 2012	Half-year ended June 30, 2011, re-presented	Δ at current exchange rates	Δ at constant exchange rates
Adjusted operating cash flow	505.1	497.6	1.5%	-1.1%
Adjusted operating cash flow margin	11.3%	10.9%
Adjusted operating income	181.0	215.0	-15.8%	-18.0%
Adjusted operating income margin	4.0%	4.7%

Adjusted operating cash flow increased 1.5% (-1.1% at constant exchange rates) to €505.1 million for the half-year ended June 30, 2012, compared to re-presented €497.6 million for the half-year ended June 30, 2011.

The change in adjusted operating cash flow in the first half of 2012 reflected:
•	a negative recycled raw material price effect, particularly in France and Germany, as the first half of 2011 was characterized by historically high price levels,
•
a difficult macroeconomic environment, particularly in the second quarter of 2012, in France, in the United Kingdom and in Germany that directly affected the commercial waste collection and industrial services,

•	a structural trend towards lower landfill volumes in the United Kingdom,
•	the reversal of operating difficulties of the first half of 2011 and of associated restructuring costs,
•	the growth in hazardous waste activities in France and the United States.

Adjusted operating cash flow also benefited from the implementation of the Efficiency and Convergence Plans by €23 million, of which €7million was associated with Convergence.

The adjusted operating cash flow margin increased from re-presented 10.9% for the half-year ended June 30, 2011, to 11.3% for the half-year ended June 30, 2012.

Adjusted operating income declined 15.8% (-18.0% at constant exchange rates) to €181.0 million for the half-year ended June 30, 2012, compared to re-presented €215.0 million for the half-year ended June 30, 2011.
In addition to the evolution in adjusted operating cash flow, the division’s adjusted operating income was negatively impacted, in particular, by provisions related to non-current asset impairments in connection with the restructuring program.

Net charges to depreciation and amortization totaled €305.2 million for the half-year ended June 30, 2012, compared to re-presented €300.4 million for the half-year ended June 30, 2011.

The adjusted operating income margin fell from re-presented 4.7% for the first half of 2011 to 4.0% for the first half of 2012.

Energy Services

Revenue (€ million)
Half-year ended June 30, 2012	Half-year ended June 30, 2011 re-presented	% change 2012/2011	Internal growth	External growth	Foreign exchange impact
3,920.6	3,597.8	9.0%	5.9%	3.2%	-0.1%

Energy Services division revenue increased 9.0% (+5.9% at constant consolidation scope and exchange rates). This increase was attributable mainly to the favorable impact of energy prices (€154.4 million compared to the first half of 2011).

In France, revenue rose 9.9% (+11.1% at constant consolidation scope), driven by the increase in average fuel basket prices, combined with more favorable weather conditions than in the first half of 2011 and in an increasingly competitive environment.

Outside France, revenue increased 8.2% (+1.4% at constant consolidation scope and exchange rates). Continental European countries reported growth of 19.4%, attributable in particular to the acquisition of the Warsaw district heating network in the last quarter of 2011. At constant consolidation scope and exchange rates, revenue increased 5.2%, in line with the increase in the price of heating and despite a fall in volumes (Czech Republic and Lithuania) and the end of subsidies on the sale of cogenerated energy in Hungary. Revenue in Southern Europe was negatively impacted by lower volumes in Spain and a downturn in construction activity in Italy. Moreover, revenue in the United States fell 10.0% (-16.8% at constant consolidation scope and exchange rates), and was negatively impacted by unfavorable weather conditions, combined with exceptionally low energy prices.

(€ million)	Half-year ended June 30, 2012	Half-year ended June 30, 2011 re-presented	Δ at current exchange rates	Δ at constant exchange rates
Adjusted operating cash flow	287.9	362.3	-20.5%	-19.7%
Adjusted operating cash flow margin	7.3%	10.1%
Adjusted operating income	173.0	258.4	-33.0%	-31.8%
Adjusted operating income margin	4.4%	7.2%

Adjusted operating cash flow fell 20.5% (-19.7% at constant exchange rates) to €287.9 million for the half-year ended June 30, 2012, compared to re-presented €362.3 million for the half-year ended June 30, 2011. This decline was due to the write-down of Italian receivables and accrued additional charges of €88.7 million in a difficult financing environment for local public authorities in Italy.

Energy Services division adjusted operating cash flow declined in France due to a more competitive economic environment.

Outside France, adjusted operating cash flow, excluding the write-down of Italian receivables and accrued additional charges, increased and resulted from:
•	a favorable energy price effect in the Baltic states, the Czech Republic and Hungary, the impact being limited in the latter country by the end of subsidies for the sale of cogenerated energy,
•	the contribution of the new heating network contract in Warsaw (SPEC), offset by the fall in energy certificates in Poland.

The impact of the Efficiency and Convergence Plans was €26 million for the half-year ended June 30, 2012, of which €5million was associated with Convergence

The adjusted operating cash flow margin fell from re-presented 10.1% for the half-year ended June 30, 2011, to 7.3% for the half-year ended June 30, 2012. Excluding the write-down of Italian receivables in the amount of €88.7 million, the adjusted operating cash flow margin would amount to 9.6%.

Adjusted operating income was €173.0 million for the half-year ended June 30, 2012, a decline of 33.0% (-31.8% at constant exchange rates) compared to re-presented €258.4 million for the half-year ended June 30, 2011.

Net charges to depreciation and amortization totaled €127.8 million for the half-year ended June 30, 2012, compared to re-presented €115.4 million for the half-year ended June 30, 2011.

Overall, the adjusted operating income margin fell from re-presented 7.2% for the first half of 2011 to 4.4% for the first half of 2012. Excluding the impairment of Italian receivables and accrued charges in the amount of €88.7 million, the adjusted operating income margin would have been 6.7%.

Other

Revenue (€ million)
Half-year ended June 30, 2012	Half-year ended June 30, 2011, re-presented	% change 2012/2011	Internal growth	External growth	Foreign exchange impact
282.9	225.1	25.6%	16.9%	7.1%	1.6%

Revenue of the “Other” operating segment comprises mainly revenue generated by SNCM, ProActiva MedioAmbiente (joint venture with FCC), and Eolfi (renewable energies).
Growth in this segment was 25.6% (+16.9% at constant consolidation scope and exchange rates) and was primarily driven by ProActiva MedioAmbiente growth of 13.5% (+10.6% at constant consolidation scope and exchange rates), in the countries in which it operates.

Adjusted operating cash flow of the “Other” operating segment was -€42.8 million for the half-year ended June 30, 2012, compared to re-presented -€26.8 million for the half-year ended June 30, 2011.
The degradation over this period was attributable mainly to impairment losses on wind power plants’ projects recorded in the renewable energy business in the United States.

Accounting Definitions

•	GAAP (Generally Accepted Accounting Principles) indicators

Operating cash flow before changes in working capital, as presented in the Consolidated cash flow statement, is comprised of three components: operating cash flow from operating activities (referred to as “adjusted operating cash flow” and known in French as “capacité d’autofinancement opérationnelle”) consisting of operating income and expenses received and paid (“cash”), operating cash flow from financing activities including cash financial items relating to other financial income and expenses and operating cash flow from discontinued operations composed of cash operating and financial income and expense items classified in net income from discontinued operations pursuant to IFRS 5.

Operating income margin is defined as operating income as a percentage of revenue from continuing operations.

Net finance costs represent the cost of gross debt, including related gains and losses on interest rate and currency hedges, less income on cash and cash equivalents.

Net income (loss) from discontinued operations is the total of income and expenses, net of tax, related to businesses sold or in the process of being sold, in accordance with IFRS 5.

•	Non-GAAP indicators

In addition, the Group uses non-GAAP indicators for management purposes. These are relevant indicators of the Group’s operating and financial performance and can be defined as follows:

▪	The term “internal growth” (or “growth at constant consolidation scope and exchange rates”) includes growth resulting from:
o	the expansion of an existing contract, primarily resulting from an increase in prices and/or volumes distributed or processed;
o	new contracts;
o	the acquisition of operating assets allocated to a particular contract or project;

▪
The term “external growth” includes growth through acquisitions (performed in the period or which had only partial effect in the prior period), net of divestitures, of entities and/or assets deployed in different markets and/or containing a portfolio of more than one contract;

▪	The term “change at constant exchange rates” represents the change resulting from the application of exchange rates of the prior period to the current period, all other things being equal;

▪
Net financial debt represents gross financial debt (non-current borrowings, current borrowings, bank overdrafts and other cash position items), net of cash and cash equivalents and excluding fair value adjustments to derivatives hedging debt;

▪
The financing rate is defined as the ratio of net finance costs (excluding fair value adjustments to instruments not qualifying for hedge accounting) to average monthly net financial debt for the period;

▪
“Adjusted operating income” and “Adjusted net income attributable to owners of the Company” are equal to operating income and net income attributable to owners of the Company, respectively, adjusted to exclude the impact of goodwill impairment charges and certain special items.  Special items include items such as gains and losses from asset disposals that substantially change the economics of one or more cash-generating units, and restructuring costs. Special items also include significant impairment charges relating to assets other than goodwill. In general, the Company excludes impairment charges in respect of such assets as “special” items when they are large enough to significantly impact the economics of a cash-generating unit. Items may qualify as “special” although they may have occurred in prior years or are likely to recur in following years. Other “special” items may be nonrecurring, meaning that the nature of the relevant charge or gain is such that it is not reasonably likely to recur within two years, and there was not a similar charge or gain within the prior two years.

▪	The adjusted operating cash flow margin is defined as the ratio of adjusted operating cash flow to revenue from continuing operations;

▪	The adjusted operating income margin is defined as the adjusted operating income as a percentage of revenue from continuing operations;

▪
Free Cash Flow represents cash generated (sum of operating cash flow before changes in working capital and principal payments on operating financial assets) net of the cash component of the following items: (i) changes in working capital for operations, (ii) operations involving equity (share capital movements, dividends paid and received), (iii) investments net of divestitures (including the change in receivables and other financial assets), (iv) net financial interest paid and (v) tax paid;

▪
The term net investment, as presented in the Statement of change in net financial debt, includes industrial investments net of industrial asset disposals (purchases of intangible assets and property, plant and equipment net of disposals), financial investment net of financial divestitures (purchases of financial assets net of divestitures, including the net financial debt of companies entering or leaving the scope of consolidation), partial purchases net of sales resulting from transactions with non-controlling interests where there is no change in control, new operating financial assets and principal payments on operating financial assets. The net investment concept also takes into account issues of share capital by non-controlling interests;

▪
The Group considers growth investments, which generate additional cash flows, separately from maintenance-related investments, which reflect the replacement of equipment and installations used by the Group;

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (€ million)	As of June 30, 2012	As of December 31, 2011
Goodwill	4,921.3	5,795.9
Concession intangible assets	4,722.9	4,629.1
Other intangible assets	1,184.3	1,280.8
Property, plant and equipment	6,890.8	8,488.3
Investments in associates	380.0	325.2
Non-consolidated investments	108.2	106.3
Non-current operating financial assets	5,085.9	5,088.3
Non-current derivative instruments - Assets	678.3	742.8
Other non-current financial assets	814.2	736.5
Deferred tax assets	1,219.5	1,263.9
Non-current assets	26,005.4	28,457.1
Inventories and work-in-progress	1,115.4	1,020.8
Operating receivables	10,645.9	11,427.6
Current operating financial assets	337.2	357.0
Other current financial assets	252.0	114.6
Current derivative instruments - Assets	47.3	48.1
Cash and cash equivalents	4,550.4	5,723.9
Assets classified as held for sale	4,757.0	3,256.5
Current assets	21,705.2	21,948.5
TOTAL ASSETS	47,710.6	50,405.6

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (€ million)	As of June 30, 2012	As of December 31, 2011
Share capital	2,610.4	2,598.2
Additional paid-in capital	8,466.3	9,796.2
Reserves and retained earnings attributable to owners of the Company	(4,051.3)	(5,324.7)
Total equity attributable to owners of the Company	7,025.4	7,069.7
Total equity attributable to non-controlling interests	2,686.8	2,765.4
Equity	9,712.2	9,835.1
Non-current provisions	2,009.7	2,077.1
Non-current borrowings	15,364.2	16,706.7
Non-current derivative instruments - Liabilities	218.1	215.4
Deferred tax liabilities	1,536.3	1,891.1
Non-current liabilities	19,128.3	20,890.3
Operating payables	11,351.3	12,598.6
Current provisions	582.3	604.8
Current borrowings	3,966.0	3,942.3
Current derivative instruments - Liabilities	83.0	81.5
Bank overdrafts and other cash position items	492.4	440.2
Liabilities directly associated with assets classified as held for sale	2,395.1	2,012.8
Current liabilities	18,870.1	19,680.2
TOTAL EQUITY AND LIABILITIES	47,710.6	50,405.6

CONSOLIDATED INCOME STATEMENT

(€ million)	Half-year ended June 30, 2012	Half-year ended June 30, 2011(1)
Revenue	14,780.7	14,303.9
o/w revenue from operating financial assets	190.2	182.8
Cost of sales	(12,465.3)	(12,329.6)
Selling costs	(297.9)	(273.9)
General and administrative expenses	(1,489.5)	(1,525.1)
Other operating revenue and expenses	(4.9)	4.6
Operating income	523.1	179.9
Finance costs	(397.2)	(405.3)
Income from cash and cash equivalents	35.5	59.3
Other financial income and expenses	(33.5)	(39.1)
Income tax expense	(151.9)	(291.9)
Share of net income of associates	10.3	5.6
Net income (loss) from continuing operations	(13.7)	(491.5)
Net income (loss) from discontinued operations	245.7	460.1
Net income (loss) for the period	232.0	(31.4)
Attributable to owners of the Company	153.1	(67.2)
Non-controlling interests	78.9	35.8

(in euros)
NET INCOME (LOSS) ATTRIBUTABLE TO OWNERS OF THE COMPANY PER SHARE (2)
Diluted	0.30	(0.14)
Basic	0.30	(0.14)
NET INCOME (LOSS) FROM CONTINUING OPERATIONS ATTRIBUTABLE TO OWNERS OF THE COMPANY PER SHARE (2)
Diluted	(0.18)	(1.11)
Basic	(0.18)	(1.11)
NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS ATTRIBUTABLE TO OWNERS OF THE COMPANY PER SHARE (2)
Diluted	0.48	0.97
Basic	0.48	0.97
(1)	In accordance with IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations, the income statements of:
●	activities in the course of divestiture:
o
the entire contribution of Veolia Transdev (from March 3, 2011 to June 30, 2011), excluding the activities of Société Nationale Maritime Corse Méditerranée (SNCM) Group, which have been excluded from the divestiture process of Veolia Transdev during the first-half of 2012;

o	urban lighting activities (Citelum) in the Energy Services division;
o	Solid Waste activities in the United States in the Environmental Services division;
●	activities divested:
o	the whole transportation business (from January 1 to March 3, 2011);
o	Environmental Services activities in Norway divested in March 2011;
o	German operations in the Energy Services division, partially divested in May 2011;
o	household assistance services (Proxiserve) held jointly by the Water and Energy Services divisions, divested in December 2011;
o	and regulated activities in the United Kingdom in the Water division, divested in June 2012;
are presented retrospectively in a separate line “Net income (loss) from discontinued operations” for the half-year ended June 30, 2012

Furthermore, as the divestiture process for Pinellas incineration activities in the Environmental Services division in the United States was interrupted in the second half of 2011, these activities are no longer presented in Net income (loss) from discontinued operations.

(2)
Pursuant to IAS 33, the weighted average number of shares outstanding taken into account for the calculation of 2011 net income per share was adjusted following the distribution of a scrip dividend in June 2012. The adjusted weighted average number of shares is therefore 487 million (basic and diluted) as of June 30, 2011.
As of June 30, 2012, the weighted average number of shares is 505.5 million (basic and diluted).

CONOLIDATED CASH FLOW STATEMENT

(€ million)	Half-year ended June 30, 2012	Half-year ended June 30, 2011
Net income (loss) for the period	232.0	(31.4)
Operating depreciation, amortization, provisions and impairment losses	947.7	1,556.5
Financial amortization and impairment losses	1.4	10.5
Gains/(losses) on disposal and dilution	(275.5)	(532.1)
Share of net income of associates	(10.3)	(6.2)
Dividends received	(3.3)	(3.0)
Net finance costs	400.5	381.9
Income tax expense	197.3	307.3
Other items	91.7	48.2
Operating cash flow before changes in working capital	1,581.5	1,731.7
Changes in working capital	(609.4)	(657.6)
Income taxes paid	(152.1)	(210.1)
Net cash from operating activities	820.0	864.0
Including Net cash from operating activities of discontinued operations	62.9	(11.3)
Industrial investments	(1,003.3)	(914.7)
Proceeds on disposal of intangible assets and property, plant and equipment	65.7	80.3
Purchases of investments	(79.1)	(44.7)
Proceeds on disposal of financial assets	655.6	956.6
Operating financial assets
New operating financial assets	(146.4)	(170.1)
Principal payments on operating financial assets	199.6	219.3
Dividends received (including dividends from associates)	9.5	8.6
New non-current loans granted	(68.2)	(70.0)
Principal payments on non-current loans	21.1	10.8
Net decrease/increase in current loans	(50.8)	(13.2)
Net cash from/(used in) investing activities	(396.3)	62.9
Including Net cash from/(used in) investing activities of discontinued operations	509.9	692.2
Net decrease/increase in current borrowings	(533.4)	(129.9)
New non-current borrowings and other debts	1,295.2	618.9
Principal payments on non-current borrowings and other debts	(1,233.7)	(29.1)
Proceeds on issue of shares	0.2	38.8
Share capital reduction
Transactions with non-controlling interests: partial purchases and sales	(97.6)	(1.4)
Purchases of/proceeds from treasury shares		2.2
Dividends paid	(505.3)	(388.6)
Interest paid	(532.2)	(469.7)
Net cash from/(used in) financing activities	(1,606.8)	(358.8)
Including Net cash from/(used in) financing activities of discontinued operations	460.7	94.8
NET CASH AT THE BEGINNING OF THE YEAR	5,283.7	5,019.8
Effect of foreign exchange rate changes and other	(42.6)	(14.6)
NET CASH AT THE END OF THE PERIOD	4,058.0	5,573.3
Cash and cash equivalents	4,550.4	6,037.2
Bank overdrafts and other cash position items	492.4	463.9
NET CASH AT THE END OF THE PERIOD	4,058.0	5,573.3

Revenue by geographic area
Half-year ended June 30, 2012 (€ million)	France	Germany	United Kingdom	Central and Eastern Europe	Other European countries	United States	Oceania	Asia	Middle East	Rest of the world	Total
Water	2,262.2	754.0	235.2	537.6	381.9	407.2	97.5	814.8	141.5	463.4	6,095.3
Environmental Services	1,743.1	552.5	817.3	151.4	213.3	351.1	382.1	118.5	54.3	98.3	4,481.9
Energy Services	1,856.5	5.6	103.1	895.8	688.4	141.3	26.9	57.3	51.7	94.0	3,920.6
Other	133.8	0.0	2.0	0.0	17.7	0.2	0.0	0.2	0.0	129.0	282.9
Revenue	5,995.6	1,312.1	1,157.6	1,584.8	1,301.3	899.8	506.5	990.8	247.5	784.7	14,780.7

Half-year ended June 30, 2011, re-presented (€ million)	France	Germany	United Kingdom	Central and Eastern Europe	Other European countries	United States	Oceania	Asia	Middle East	Rest of the world	Total
Water	2,302.8	746.1	260.1	477.7	366.3	348.5	136.2	702.1	122.3	465.3	5,927.4
Environmental Services	1,717.6	612.6	833.7	152.6	304.1	315.3	340.8	116.6	51.3	109.1	4,553.6
Energy Services	1,689.6	4.9	96.0	750.5	698.1	157.1	22.0	49.1	41.0	89.4	3,597.8
Other	91.3	0.0	2.1	0.0	9.0	2.8	0.0	0.0	0.0	119.9	225.1
Revenue	5,801.3	1,363.6	1,191.9	1,380.8	1,377.5	823.7	499.0	867.8	214.6	783.7	14,303.9

Change (€ million)	France	Germany	United Kingdom	Central and Eastern Europe	Other European countries	United States	Oceania	Asia	Middle East	Rest of the world	Total
Water	(40.6)	7.9	(24.9)	59.9	15.6	58.7	(38.7)	112.7	19.2	(1.9)	167.9
Environmental Services	25.5	(60.1)	(16.4)	(1.2)	(90.8)	35.8	41.3	1.9	3.0	(10.8)	(71.7)
Energy Services	166.9	0.7	7.1	145.3	(9.7)	(15.8)	4.9	8.2	10.7	4.6	322.8
Other	42.5	0.0	(0.1)	0.0	8.7	(2.6)	0.0	0.2	0.0	9.1	57.8
Revenue	194.3	(51.5)	(34.3)	204.0	(76.2)	76.1	7.5	123.0	32.9	1.0	476.8
Change (%)	3.3%	-3.8%	-2.9%	14.8%	-5.5%	9.2%	1.5%	14.2%	15.3%	0.1%	3.3%
Change at constant exchange rates (%)	3.3%	-3.8%	-7.8%	18.6%	-6.2%	1.2%	-5.9%	4.3%	12.2%	-0.1%	1.8%

The impact of the economic climate on revenue can vary between geographical areas and depends in particular on the mix of different Company businesses.

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This [document/press release] contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Veolia Environnement’s profits, the risk that governmental authorities could terminate or modify some of Veolia Environnement’s contracts, the risk that acquisitions may not provide the benefits that Veolia Environnement hopes to achieve, the risks related to customary provisions of divesture transactions, the risk that Veolia Environnement’s compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Veolia Environnement’s financial results and the price of its shares, the risk that Veolia Environnement may incur environmental liability in connection with its past, present and future operations, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Ronald Wasylec +33 1 71 75 12 23

US Investors contact Terri Anne Powers – Tel +1 312-552-2890

Press release also available on our web site: http://www.finance.veolia.com

Veolia Environnement
Presentation of First Half 2012 Results
Thursday, August 2 at 7h30 CET

The slideshow and webcast will be available on our site:
http://www.finance.veolia.com/

The publication of Key figures for the nine months ending September 30, 2012 will be released November 7, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  August 2, 2012

VEOLIA ENVIRONNEMENT By: /s/ Antoine Frérot
Name: Antoine Frérot Title: Chairman and Chief Executive Officer